SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 13 2012
DIVISION OF TRADING & MARKETS

SECU  SION

12061971

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67473

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TriCor Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh CPA Inc

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TriCor Financial, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Member
TriCor Financial, LLC
Las Vegas, NV

I have audited the accompanying statement of financial condition of TriCor Financial, LLC, as of December 31, 2011 and related statements of income (loss), changes in member's equity and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of TriCor Financial, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of TriCor Financial, LLC as of December 31, 2011 and the results of its income (loss), changes in member's equity and changes in financial condition for the year then ended in conformity with the United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Yafeh, CPA

Los Angeles, California
February 8, 2012

TriCor Financial, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$228,626
Accounts receivable	72,697
Deposit with clearing organization	50,000
Commissions receivable – NFS	24,919
Prepaid insurance	4,012
Other assets	251
Total Assets	$380,505

Liabilities and Member's Equity

Liabilities	
Commission payable	$154,949
Accounts payable and accrued expenses	6,500
Total Liabilities	161,449
Member's Equity	219,056
Total Liabilities and Member's Equity	$380,505

See accompanying notes to financial statements

TriCor Financial, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2011

Revenues	
Commissions income	$ 2,763,384
Advisory income	1,151,917
Interest income	5,664
Other income	164,886
Total Revenues	4,085,851
Expenses	
Commissions	2,924,714
Insurance	18,347
Licenses & permits	28,622
Management fees	1,000,898
Professional fees	44,636
Recruitment fees	25,000
Regulatory fees	19,767
Transaction costs	44,701
Other operating expenses	25,594
Total Expenses	4,132,279
Net (Loss)	$(46,428)

See accompanying notes to financial statements

TriCor Financial, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Member's Equity
December 31, 2010, Balance	$ 265,484
Net (Loss)	(46,428)
December 31, 2011, Balance	$ 219,056

See accompanying notes to financial statements

TriCor Financial, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net (loss)	$(46,428)
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(14,964)
Commissions receivable	(5,563)
Prepaid insurance	793
Other assets	797
Commissions payable	120,901
Deferred advisory income	(74,191)
Net cash and cash equivalents used by operating activities	(18,655)
Cash flows from investing activities:	0
Cash flows from financing activities:	0
Net decrease in cash and cash equivalents	(18,655)
Cash and cash equivalents at beginning of year	247,281
Cash and cash equivalents at end of year	$ 228,626
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 639
Cash paid for income taxes	$ 0

See accompanying notes to financial statements

TriCor Financial, LLC
Notes to Financial Statements
December 31, 2011

NOTE 1 – GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

TriCor Financial, LLC (the "Company) was organized in the State of Nevada on July 14, 2006 as a Limited Liability Company. On May 14, 2007, the Company began operations as a broker/dealer. The Company is registered as a broker/dealer with the Securities and Exchange commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including financial, investment and retirement planning products and services. The Company is authorized to sell private placements of securities on a best efforts basis.

The Company is a wholly-owned subsidiary of TriCor Financial Services, Ltd. (the "Parent"), and is affiliated through common ownership to TriCor Insurance Services, LLC ("TIS") and TriCor Advisory Services, LLC ("TAS").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, where by all transactions are cleared by another broker/dealer and accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii).

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers' securities and financial instrument transactions. Their activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

NOTE 1 – GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from brokers, dealers and clearing organizations represent commissions earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probably uncollectible accounts are immaterial.

Revenues earned from investment management services are accrued when earned. Securities transactions and the related income and expenses, are recorded on a trade date basis for the Company's customers.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. There is no state corporate income tax or franchise tax in Nevada.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 2 – DEPOSIT HELD AT CLEARING FIRM

The Company has a brokerage agreement with National Financial Services, LLC ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2011 is $50,000.

NOTE 3 - INCOME TAXES

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

As discussed in the General and Summary of Significant Accounting Policies (Note 1), the Company is affiliated with TIS and TAS through common ownership.

The Company has entered into an expense sharing agreement with the Parent during the year. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, salaries and wages of directors, employees and agents of the company, and various other operating costs incurred in the ordinary course of the Business. During the year ended December 31, 2011 total expenses allocated from the Parent were $1,000,898, which is reflected as management fees on the Statement of Income (Loss).

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include broker/dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 6 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011 the Company had net capital of $163,882 which was $153,120 in excess of its required net capital of $10,762; and the Company's percentage of aggregate indebtedness to net capital was 99%. See page 10.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2011.

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 8, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

TriCor Financial, LLC
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2011

Computation of Net Capital

Member's equity	$ 219,056
Non allowable assets:	
Accounts receivable	(50,911)
Prepaid insurance	(4,012)
Other assets	(251)
Net Capital	$ 163,882

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 10,762
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above amounts)	$ 10,762
Excess Net Capital	$ 153,120
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 147,737

Computation of aggregate indebtedness

Total liabilities	$ 161,449
Percentage of aggregate indebtedness to net capital	99%

Reconciliation

The following is a reconciliation at December 31, 2011 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited net capital computation	$ 163,881
Rounding	1
Audited net capital computation	$ 163,882

See accompanying notes to financial statements

TriCor Financial, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to TriCor Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

TriCor Financial, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to TriCor Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
TriCor Financial, LLC
Las Vegas, NV

In planning and performing my audit of the financial statements of TriCor Financial, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member
TriCor Financial, LLC
Las Vegas, NV

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
February 8, 2012

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Member
TriCor Financial, LLC
Las Vegas, NV

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by TriCor Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TriCor Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

TriCor Financial, LLC's management is responsible for TriCor Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated July 25, 2011 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Member
TriCor Financial, LLC
Las Vegas, NV

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
February 8, 2012